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June 7, 2019

Via EDGAR and E-mail Mark Wojciechowski John Cannarella Lisa Krestynick Karina Dorin U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 4546

RE:	Borr Drilling Limited Draft Registration Statement
on Form F-1 Submitted April 30, 2019
CIK No. 0001715497

Ladies and Gentlemen:

 On behalf of Borr Drilling Limited (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement confidentially submitted to the Commission on April 30, 2019.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 24, 2019 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein, including the addition of unaudited financial statements as of March 31, 2019 and the three month periods ended March 31, 2019 and 2018 and related discussion.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE
STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.

A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

U.S. Securities and Exchange Commission
June 7, 2019

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Draft Registration Statement on Form F-1

Note on the Presentation of Information, page iii

1.
We note your statements here that you have not “independently verified the accuracy, correctness or completeness” of data from third party sources and that you “therefore caution investors not to place undue reliance on such data.” We further note your statement at page 75 that “no guarantee is given as to [the] accuracy, correctness or completeness” of such data. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise.

Response:

In response to the Staff’s comment, the Company has revised pages iv and 80 of the Registration Statement to remove such statements.

Prospectus Summary

Our Competitive Strengths, page 2

2.
Please balance your competitive strengths and business strategies disclosure regarding your “strong balance sheet” and “lower debt levels when compared to many of [y]our industry peers” by addressing your net losses for the last two fiscal years and the going concern opinion of your auditor. Please also include risk factor disclosure addressing the risks associated with your auditor’s going concern opinion.

Response:

In response to the Staff’s comment, the Company has revised pages 4, 5, 100 and 101 of the Registration Statement as well as included risk factor disclosure addressing the risks associated with our auditor’s going concern opinion on page 18.

U.S. Securities and Exchange Commission
June 7, 2019

Recent Developments

Reverse Share Split, page 5

3.
We note that you intend to effect a reverse share split. If the stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse stock split. If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information throughout the filing.

Response:

The Company notes the guidance in SAB Topic 4C.  The Company intends to effect the reverse share split prior to effectiveness of the Registration Statement and to revise its financial statements and disclosure throughout the filing to give effect to the reverse stock split.

Our information technology systems are subject to cybersecurity risks . . . ., page 24

4.
We note your disclosure that you “have been subject to cyberattacks” and “have been targeted by parties using fraudulent ‘spoof’ and ‘phishing’ emails and other means to misappropriate information or to introduce viruses or other malware through ‘trojan horse’ programs to [y]our computers.” Please revise to discuss any material cybersecurity incidents and quantify the related costs that you have incurred and reasonably expect to incur here or elsewhere, as appropriate. Alternatively, please confirm that you have not experienced any material cybersecurity attacks or breaches.

Response:

In response to the Staff’s comment, the Company has revised page 24 of the Registration Statement.  The Company confirms that it has not experienced any material cybersecurity attacks or breaches or incurred any material costs relating thereto.

Use of Proceeds, page 44

5.
We note you plan to use the net offering proceeds “for general corporate purposes, which may include funding future mergers, acquisitions or investments in complementary businesses” and “repayment of indebtedness.” Please disclose whether you have identified any potential mergers, acquisitions, or investments in complementary businesses and confirm that there are no current specific plans to use the net proceeds to repay debt.

Response:

In response to the Staff’s comment, the Company has revised pages 8, 45 and 141 of the Registration Statement.

U.S. Securities and Exchange Commission
June 7, 2019

Unaudited pro forma financial information, page 52

6.	The line item ‘Gain from bargain purchase’ is referenced to pro forma adjustment 1(a). It appears such reference should be to 1(c). Please revise as necessary.

Response:

The Company has revised page 54 of the Registration Statement to correct the reference.

Pro forma adjustments, page 53

7.
In your explanation of adjustment 1(d) you state that impairment charge of $187.6 million is considered to be a non-recurring transaction and therefore not appropriate to be reflected in these pro forma combined statement of operations. Please demonstrate how this adjustment is directly attributable to the transaction and explain why an impairment charge would not have been appropriate absent the acquisition. Please refer to Article 11- 02 of Regulation S-X for further guidance.

Response:

Paragon Offshore recorded an impairment charge related to a number of its rigs for the period January 1 to March 28, 2018. The change in circumstance which indicated to Paragon Offshore that the carrying value for a portion of rigs in the fleet was not recoverable was the completion of the Company’s tender offer for Paragon Offshore. The Company believes that the completion of the tender offer caused the triggering event resulting in an impairment taken by Paragon Offshore, and therefore that the impairment would not have otherwise occurred absent the acquisition. As a result, the Company considers the impairment to be directly attributable to the transaction.

The pro forma income statement assumes that the transaction took place on January 1, 2018 and the pro forma income statement includes the DD&A related to the long lived assets acquired based on the purchase price allocation for the acquisition (which represented similar values to the historical book values Paragon had on its books post impairment at March 28, 2018). As a result, the value of the assets used to prepare the income statement on a pro forma basis already reflected the impairment charge taken by Paragon Offshore in the period January 1 to March 28, 2018 and therefore, the Company reversed the impairment charge in the pro forma income statement.

For these reasons, the Company believes that this impairment charge is directly attributable to the acquisition and therefore an appropriate adjustment in the pro formas.

U.S. Securities and Exchange Commission
June 7, 2019

Operational Measures, page 56

8.
We note that your fleet status report references numerous contract end dates and all expire by 2021. Please demonstrate how the measure of ‘Total Contract Backlog (in contracted rig years) is calculated and clarify and disclose if this measure is intended to imply that Total Contract Backlog will be recognized over 14.2 years.

Response:

The Company has revised page 57 of the Registration Statement to reflect how Total Contract Backlog (in contracted rig years) is calculated. This measure is not intended to imply that Total Contract Backlog will be recognized over 14.2 years.

9.
Please demonstrate how the measures identified as ‘Technical Utilization’ and “Economic Utilization’ are calculated. As part of your response please include the underlying data included in the numerator and denominator, and explain how each amount is determined.

Response:

The Company has revised pages 11, 52 and 57 of the Registration Statement to reflect additional clarifying detail. We have provided further detail to the Staff including the underlying data under separate cover.

Management’s discussion and analysis of financial condition and results of operations

Results of Operations, page 63

10.	Please tell us, and disclose if material, the separate amount of rig operating and maintenance expenses.

Response:

In response to the Staff’s comment, the Company has revised pages 65 and 67 of the Registration Statement to include separate rig operating and rig maintenance expenses.

U.S. Securities and Exchange Commission
June 7, 2019

Certain Relationships and Related Party Transactions

Agreements and Other Arrangements with Schlumberger, page 115

11.
We note your disclosure regarding your Collaboration Agreement with Schlumberger. Please further describe the material terms of this agreement, including the obligations of the parties, its term, any consideration, and termination provisions. In addition, please clarify whether the parties have entered into any “integrated, performance-based drilling contracts.” Finally, please file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised pages 121-122 of the Registration Statement to include the requested information and has filed the Collaboration Agreement with Schlumberger as Exhibits 10.12 and 10.13 to the Registration Statement.

Description of Share Capital

Implications of Being an Emerging Growth Company, page 121

12.
We note your registration statement cover page indicates that you have elected not to use the extended transition period for complying with new or revised financial accounting standards allowed under Section 107(b)(2) of the JOBS Act. This disclosure is inconsistent with statements in this section that indicate that you have elected to use this extended transition period. Please revise to make these disclosures consistent. In addition, please expand your risk factor entitled “If we fail to comply with requirements relating to being a public company in the United States . . . .” to address your election and the related risks. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable.

Response:

In response to the Staff’s comment, the Company has revised pages 31-32 and 128 of the Registration Statement to make clear that it has not elected to use the extended transition period for complying with new or revised financial accounting standards allowed under Section 107(b)(2) of the JOBS Act.  In addition, the Company has expanded the risk factor entitled “If we fail to comply with requirements relating to being a public company in the United States . . . .” to address this election, the related risks and stated that the election is irrevocable.

U.S. Securities and Exchange Commission
June 7, 2019

Exhibits

13.
Please file your DC Revolving Credit Facility and Guarantee Facility, your Bridge Facility, and the agreements related to your PPL Financing as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has filed the DC Revolving Credit Facility and Guarantee Facility and Bridge Facility as Exhibits 10.5 and 10.6, respectively, to the Registration Statement. The agreements relating to the Company’s PPL Financing have been previously filed as Exhibit 10.9.

General

14.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company confirms that it has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and it has not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

*        *        *

U.S. Securities and Exchange Commission
June 7, 2019

If you have any questions or require any additional information, please contact the undersigned by phone at +44 20 7519 7183 or via e-mail at james.mcdonald@skadden.com.

Very truly yours,

/s/ James A. McDonald
James A. McDonald

cc:	Svend Anton Maier, Chief Executive Officer, Borr Drilling Limited
Rune Magnus Lundetrae, Chief Financial Officer, Borr Drilling Limited
Robert Hingley-Wilson, Chief Accounting Officer, Borr Drilling Limited
Michael Zeidel, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Gunnar Slettebø, Partner, PricewaterhouseCoopers AS
Catherine Gallagher, Partner, Baker Botts LLP